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                                               Filed by The Kroll-O'Gara Company
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: The Kroll-O'Gara Company (Commission File No. 000-21629)


KROLL-O'GARA ANNOUNCES DEFINITIVE PLAN FOR BUSINESS SEPARATION

PLAN WILL BE SUBMITTED TO SHAREHOLDERS AT A SPECIAL MEETING

NEW YORK, Aug. 30/PRNewswire/ - The Kroll-O'Gara Company (Nasdaq: KROG) announced that its Board of Directors has approved an Agreement and Plan of Reorganization and Dissolution (the "Agreement") which provides for the separation of its primary businesses into two stand alone companies.

The Agreement provides for the separation of Kroll-O'Gara's two principal operating segments - the Security Products & Services Group (O'Gara-Hess & Eisenhardt Armoring) and the Investigations & Intelligence Group (Kroll Risk Consulting Services). The separation is intended to resolve internal management conflicts and to permit the management of each Group to reestablish clear strategic and operating direction for the business of that Group.

         The principal features of the Agreement include the following:

o Kroll-O'Gara will be separated into two independent publicly held corporations: The O'Gara Company, which will carry on the business of the Security Products & Services Group, and Kroll Risk Consulting Services, Inc., which will carry on the business of the Investigations & Intelligence Group;

o        The separation will be tax free to Kroll-O'Gara and its shareholders;

o Kroll-O'Gara's public shareholders as a group will hold the same percentage ownership in each of The O'Gara Company and Kroll Risk Consulting Services, Inc. as they hold now in Kroll-O'Gara;

o Messrs. Thomas and Wilfred O'Gara and certain other senior members of management historically associated with the Security Products and Services Group will hold shares only in The O'Gara Company. Similarly, Mr. Jules B. Kroll and certain other senior members of management historically associated with the Investigations & Intelligence Group will hold shares only in Kroll Risk Consulting Services, Inc.;

o Each of the two companies will continue to hold an equity interest in Kroll-O'Gara's Internet security subsidiary, Securify Inc., which will operate as a private company under separate management;


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o        The Agreement will be presented to shareholders for consideration at a special meeting to be held later this year or in early 2001; and

o Kroll-O'Gara anticipates that the separation will be completed during the fourth quarter of 2000 or the first quarter of 2001.

Completion is subject to a number of conditions, including, among others, shareholder approval, regulatory approvals and receipt of a private letter ruling from the Internal Revenue Service to the effect that the separation will be tax-free to Kroll-O'Gara and its shareholders. The Agreement must be approved by the holders of a majority of the outstanding shares of Kroll-O'Gara common stock and by the holders of a majority of the outstanding shares of Kroll-O'Gara common stock excluding the shares held by Management. Kroll-O'Gara has filed a request for the private letter ruling with the Internal Revenue Service. Kroll-O'Gara expects to file preliminary proxy materials and related registration statements with the Securities and Exchange Commission within the next 10 to 15 days.

The Agreement was adopted by the Board of Directors based upon the recommendation of a Special Committee of Directors, which determined that the Agreement is fair to, and in the best interests of, Kroll-O'Gara's unaffiliated public shareholders. The Special Committee has received an opinion from Bear, Stearns & Co. Inc. that the consideration to be received by the unaffiliated public shareholders, who will hold the same percentage ownership in each of The O'Gara Company and Kroll Risk Consulting Services, Inc. as they hold now in Kroll-O'Gara, is fair from a financial point of view.

Kroll-O'Gara will send a definitive proxy statement to shareholders in advance of the special meeting of shareholders and will request their proxies at that time. Shareholders should read the proxy statement when it is available because it will contain important information about the separation and the participants in the separation. Additionally, the proxy statement will be available for free from the web site maintained by the Securities & Exchange Commission (http://www.sec.gov) and will be available free from Kroll-O'Gara.

The statements in this release relating to Kroll-O'Gara's business plans are forward-looking statements within the meaning of the federal securities laws. These statements are subject to substantial risks and uncertainties. There can be no assurance that the separation will be completed.

This press release does not constitute an offer of any security. Any offer will be made pursuant to effective registration statements under the Securities Act of 1933, which also will be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll-O'Gara.


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